September 24, 2015

VIA EDGAR

Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549-8626

RE:	Clough Funds Trust (the “Registrant” or “Fund”)
File Nos. 333-204408, 811-23059

Dear Ms. Fettig,

Thank you for your call today providing a follow-up comment from the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on pre-effective amendment No. 2 to the registration statement on Form N-1A for the Registrant and its initial series (the “Amendment No. 2”), which was filed on September 23, 2015.

Set forth below is the Staff’s comment accompanied by the Registrant’s response. Capitalized terms not otherwise defined herein shall have the meanings given to them in Amendment No. 2.

Fees and Expenses of the Fund

1.	Comment: The Staff notes that the schedule of investments of the Predecessor Fund included in Amendment No. 2 shows ETF holdings, and that the Fund includes a statement in its investment strategies that its investments in ETFs may exceed 5% of total assets as the time of investment. Please confirm that any acquired fund fees and expenses were factored into the fee table calculations.

Response:  In response to the Staff’s comment, the Registrant hereby confirms that acquired fund fees and expenses were factored into the fee table calculations and further that acquired fund fees and expenses were estimated to be less than one basis point.

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If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/Abigail J. Murray
Abigail J. Murray, Esq.

cc:	Derek Steingarten, Esq.
Goodwin Procter LLP